Exhibit 99.1

Wallbox Announces Second Quarter 2023 Financial Results

BARCELONA, SPAIN—August 2, 2023—Wallbox N.V. (NYSE:WBX), a leading provider of electric vehicle (“EV”) charging and energy management solutions worldwide, today announced its financial results for the second quarter ended June 30, 2023 and provided a business update.

Second Quarter 2023 Highlights:

•	Grew U.S. sales by 67% compared to the same year-ago period

•	Delivered almost 350 units of Supernova DC fast chargers in the quarter, representing more than 700% growth compared to the same prior year period

•	Record number of AC chargers delivered by distribution partners and installers in the second quarter, an increase of 18% as compared to the second quarter 2022

•	Reduced quarterly cash expenses by €12.3 million from the fourth quarter 2022

•	Announced retail partnership with Costco, a leading North American retailer

•	Reported revenue of €33.0 million. Excluding a €1.8 million adjustment for distributor rebates and returns, revenues were €34.8 million, relatively flat compared to Q1 2023

•	Drove effective cash management through reduced capex and more than $56 million of capital raised, resulting in cash and short-term deposits on June 30th of €111 million

Executive Commentary

Enric Asuncion, CEO of Wallbox, said, “The second quarter of 2023 saw exciting commercial and operational achievements, as well as challenges related to market softness. Our broad global presence and expanding product portfolio enables a more resilient business model, as seen by strong growth from our DC fast charging portfolio partially offsetting some weakness from European EV deliveries. Our distributors sold a record number of AC chargers in the second quarter, reinforcing our view that channel inventory is reaching the right levels. Inventory levels have been reduced by more than €11 million year to date. Our cost reduction program is driving meaningful operating leverage through the business, and we continue to identify areas of additional opportunity as we look to the second half of the year. The team is managing capital in a responsible manner, and our cash position of €111 million puts us in a comfortable position.”

Mr. Asuncion continued, “I’m pleased with our ability to focus on what we can control and influence in the near-term. New products and services are coming to market, new partnerships are ramping up, and EV adoption continues at a fast pace. The long-term secular growth drivers of our market are intact and our position has never been better. For these reasons we remain confident in the opportunity we see ahead and reaffirm our commitment to achieving breakeven adjusted EBITDA in the fourth quarter of this year, and positive adjusted EBITDA next year.”

Conference Call Information

Wallbox NV will host a conference call to discuss the results and provide a business update at 8:00 AM Eastern Time today, August 2, 2023. The live audio webcast and accompanying presentation, will be accessible on Wallbox’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. A recording of the webcast will also be available following the conference call.

Wallbox Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, including, without limitation, regarding product deliveries, inventory management, cost cutting opportunities and expectations, and potential EV programs, market growth and market opportunity and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Wallbox reports its financial information required in accordance with IFRS. This release includes financial measures not based on IFRS, including Adjusted EBITDA (the “Non-IFRS Measures”).

Wallbox defines Adjusted EBITDA as net income (loss) before depreciation and amortization, provision (benefit) for income taxes and interest expense adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: change in fair value of convertible bonds and derivative warrants, share listing expenses, foreign exchange gains/(losses), share based payment expenses, costs relating to the business combination, other items outside the scope of our ordinary activities and share of profit of equity-accounted investees. Management uses these Non-IFRS Measures as measurements of operating performance because they assist management in comparing the Company’s operating performance on a consistent basis, as they remove the impact of items not directly resulting from the Company’s core operations; for planning purposes, including the preparation of management’s internal annual operating budget and financial projections; to evaluate the performance and effectiveness of our strategic initiatives; and to evaluate the Company’s capacity to fund capital expenditures and expand its business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the year, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are: such measures do not reflect revenue related to fulfillment, which is necessary to the operation of our business; such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments; such measures do not reflect changes in our working capital needs; such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes; although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 115 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Wallbox Public Relations Contact:	Wallbox Investor Contact:
Elyce Behrsin	Matt Tractenberg
Public Relations	VP, Investor Relations
Press@wallbox.com	Matt.Tractenberg@wallbox.com
+34 622 513 358	+1 404-574-1504

Source: Wallbox NV